UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Clear Channel Outdoor Holdings, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

18451C109

(CUSIP number)

Robert H. Walls, Jr.

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons Clear Channel Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons CC Finco, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,726,917 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 21.3% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18451C109	SCHEDULE 13D

(1)	Names of reporting persons Broader Media, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 100,000,000 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 100,000,000 (see item 5)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 100,000,000 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4%(1) (see item 5)
(14)	Type of reporting person (see instructions) OO

(1)

This percentage represents Broader Media, LLC’s fully diluted ownership assuming all of the 315,000,000 outstanding shares of Class B Common Stock are converted into Class A Common Stock. Broader Media, LLC’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that the 100,000,000 shares of Class B Common Stock owned by Broader Media, LLC are converted to Class A Common Stock and that no other shares of Class B Common Stock are converted to Class A Common Stock, is 66.5%.

CUSIP No. 18451C109	SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 6 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015 by the Reporting Persons named therein, as amended by Amendment No. 1 filed with the Commission on December 10, 2015, Amendment No. 2 filed with the Commission on March 15, 2017, Amendment No. 3 filed with the Commission on December 11, 2017, Amendment No. 4 filed with the Commission on March 19, 2018 and Amendment No. 5 filed with the Commission on December 18, 2018 (the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D, as amended to the date hereof.

This Amendment is being filed to supplement and amend the prior disclosure by the Reporting Persons regarding their plans or proposals with respect to certain securities of Clear Channel Outdoor Holdings, Inc. (the “Issuer”) held by certain of the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as set forth below:

Merger Agreement

On March 27, 2019, as contemplated by the Settlement Agreement and the iHeartMedia Plan of Reorganization, the Issuer and its immediate parent company, Clear Channel Holdings, Inc. (“CCH”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Issuer will merge with and into CCH (the “Merger”), with CCH surviving the Merger and changing its name to Clear Channel Outdoor Holdings, Inc. (“New CCOH”).

In connection with the Merger, each share of the Issuer’s Class A Common Stock (“CCOH Class A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of CCOH Class A Common Stock held by CCH or any direct or indirect wholly-owned subsidiary of CCH) will be converted into one (1) share of common stock of New CCOH (“New CCOH Common Stock”). The shares of the CCOH Class A Common Stock held by CCH and its subsidiaries (the “Excluded Shares”) will be canceled and retired, and no shares of New CCOH Common Stock will be exchanged for such shares. All of the outstanding shares of CCH’s common stock outstanding, all held by iHeartCommunications, immediately before the Merger will convert into 325,726,917 shares of New CCOH Common Stock. As a result, immediately after the Merger, New CCOH will have a single class of common stock, the pre-Merger CCOH Class A common stockholders (other than CCH and its subsidiaries) will own the same percentage of New CCOH that they owned of the Issuer immediately before the Merger, which is approximately 10.9% as of the date of this Amendment, and all of the remaining 325,726,917 outstanding shares of New CCOH Common Stock will be held by iHeartCommunications.

Consummation of the Merger is subject to the satisfaction or waiver of certain conditions that are contained in the Merger Agreement. These include: (i) (x) the affirmative vote or written consent of the holders of the shares representing the majority of the voting power of the CCOH Common Stock to adopt the Merger Agreement, to approve the Merger and to approve the consummation of the transactions contemplated thereby and (y) the affirmative vote or written consent of the holders of shares of CCH common stock entitled to vote to adopt the Merger Agreement, to approve the Merger and to approve the consummation of the transactions contemplated thereby, which conditions have been satisfied, (ii) no order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental authority or other legal restraint or prohibition preventing the Merger or the transactions contemplated by the Merger Agreement will be in effect, (iii) the effectiveness of the registration statement, covering the shares of New CCOH Common Stock to be issued in the Merger, (iv) a period of at least 20 calendar days will have elapsed from the date the information statement/prospectus was first mailed to CCOH’s stockholders, (v) the approval of the Merger Agreement by the Bankruptcy Court, which condition has been satisfied, (vi) CCH must (x) distribute the common stock of iHeart Operations, Inc., a newly formed corporation to the creditors of iHeartCommunications, (y) cause Broader Media, LLC, a wholly-owned subsidiary of CCH (“Broader Media”), to distribute all of the shares of the Issuer’s Class B Common Stock (“CCOH Class B Common Stock” and together with the CCOH Class A Common Stock, the “CCOH Common Stock”) held by BroaderMedia to CCH, and (z) cause CC Finco, LLC, a wholly-owned subsidiary of CCH (“CC Finco”) to distribute all of the shares of CCOH Class A Common Stock held by CC Finco to CCH, (vii) the conversion of all outstanding shares of the CCOH Class B Common Stock into shares of CCOH Class A Common Stock will have occurred, (viii) that, as a condition to CCH’s obligation to consummate the Merger, CCH will have received a tax opinion issued by its tax counsel or another tax advisor, (ix) that, as a condition to CCOH’s obligation to consummate the Merger, CCOH will have received a tax opinion issued by its tax counsel or another tax advisor, (x) the approval by the New York Stock Exchange for listing of the New CCOH Common Stock, (xi) all conditions precedent to the effectiveness of the iHeartMedia Plan of Reorganization will have been satisfied prior to or contemporaneously with the closing of the Merger, and (xii) other customary conditions.

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

•	by mutual written agreement of CCH and CCOH;

•	by either CCH or CCOH if the Separation has not been consummated before June 30, 2019; or

CUSIP No. 18451C109	SCHEDULE 13D

•

by either CCH or CCOH, if (1) iHeartMedia files (x) a plan of reorganization, a disclosure statement or a proposed confirmation order in connection with the iHeart Chapter 11 cases that does not contemplate the Separation, or (y) any motion, pleading, or other document with the Bankruptcy Court in connection with the iHeart Chapter 11 cases that is otherwise materially inconsistent with the applicable Restructuring Support Agreement, dated March 16, 2018, by and among iHeartMedia and the other debtors (the “iHeart RSA”) or the iHeartMedia Plan of Reorganization as in effect as of the date of the Merger Agreement, or (2) the confirmation order (x) does not contemplate the Separation or (y) is not otherwise materially consistent with the iHeartMedia Plan of Reorganization.

Separation Agreement

On March 27, 2019, the Issuer, CCH, iHeartMedia and iHeartCommunications entered into a Settlement and Separation Agreement (the “Separation Agreement”) governing the terms of the separation of New CCOH as the surviving corporation under the Merger and each subsidiary of New CCOH after giving effect to a series of transactions to effect the Separation (the “Transactions” and New CCOH together with its subsidiaries, the “Outdoor Group”) from iHeartMedia and each of its subsidiaries immediately after giving effect to the Transactions (iHeartMedia together with its subsidiaries, the “iHeart Group”).

The Separation Agreement provides that on or before the date of the closing of the Merger Agreement (the “Closing Date”), (i) iHeartMedia and iHeartCommunications will cause each relevant member of the iHeart Group to assign, transfer, convey and deliver to iHeartCommunications, and iHeartCommunications will transfer to CCH or the relevant member of the Outdoor Group, any and all direct or indirect title and interest in the assets that are primarily related to or used primarily in connection with the business of the Outdoor Group (after giving effect to the Transactions) (the “Outdoor Business” and such assets, the “Outdoor Assets”), excluding certain excluded assets, and (ii) CCH and the Issuer will cause each relevant member of the Outdoor Group to transfer to the relevant member of the iHeart Group any and all direct or indirect title and interest in the assets of the business conducted by the iHeart Group after giving effect to the Transactions, including the radio business (the “iHeart Business” and such assets, the “iHeart Assets”).

At the same time as the transfer of the Outdoor Assets from the iHeart Group to the Outdoor Group, the members of the Outdoor Group will assume the liabilities associated with the Outdoor Business, subject to certain exceptions as set forth in the Separation Agreement. At the same time as the transfer of the iHeart Assets from the Outdoor Group to the iHeart Group, the members of the iHeart Group will assume the liabilities associated with the iHeart Business, subject to certain exceptions as set forth in the Separation Agreement.

The Separation Agreement provides for cancellation of the note payable by iHeartCommunications to the Issuer (the “Due from iHeartCommunications Note”) and that any agreements or licenses requiring royalty payments to the iHeart Group by the Outdoor Group for trademarks or other intellectual property will terminate effective as of December 31, 2018. It also provides that the iHeart Group will agree to waive: (i) the set-off for the value of the intellectual property transferred, including royalties on any intellectual property and license fees from the petition date through December 31, 2018 and (ii) the repayment of the post-petition intercompany balance outstanding in favor of iHeartCommunications as of December 31, 2018. As a result, iHeartMedia will make a net payment to the Issuer of $10.2 million in respect of these intercompany amounts promptly after the Effective Date. In addition, any intercompany balance that accrues under the existing Corporate Services Agreement (and after the termination of the royalty payments as set forth above) in favor of iHeartCommunications or the Issuer from January 1, 2019 through the Effective Date, as applicable, will be paid by the Issuer or iHeartCommunications, respectively, within five (5) business days following the Effective Date. New CCOH will receive (i) the trademarks listed on the schedules to the Separation Agreement and (ii) reimbursement of the reasonable expenses of legal counsel and financial advisors incurred on or prior to the Closing Date of the board of directors of CCOH (the “CCOH Board”) or the special committee of the CCOH Board, in each case, to the extent incurred in connection with the Separation. The Separation Agreement contemplates that CCOH will receive approximately $149.0 million on account of its claim under the Due from iHeartCommunications Note pursuant to the iHeartMedia Plan of Reorganization.

The Separation Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

•	by mutual written agreement of the parties to the Separation Agreement;

•	by either iHeartMedia or CCOH if the Separation has not been consummated prior to September 30, 2019; or

•

by either iHeartMedia or CCOH, if (1) iHeartMedia files (x) a plan of reorganization, a disclosure statement or a proposed confirmation order in the iHeart Chapter 11 cases that does not contemplate the Separation, or (y) any motion, pleading, or other document with the Bankruptcy Court in the iHeart Chapter 11 cases that is otherwise materially inconsistent with the applicable iHeart RSA or the iHeartMedia Plan of Reorganization as in effect as of the date of the Separation Agreement, or (2) the confirmation order (x) does not contemplate the Separation or (y) is not otherwise materially consistent with the iHeartMedia Plan of Reorganization as in effect as of the date of the Separation Agreement.

CUSIP No. 18451C109	SCHEDULE 13D

Stockholder Approvals

On March 27, 2019, pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) and the bylaws of the Issuer, CCH, CC Finco, LLC and Broader Media, LLC the subsidiaries of iHeartCommunications that hold the shares of CCOH Common Stock representing the majority of the voting power of the CCOH Common Stock entitled to vote on the adoption of the Merger Agreement acted by written consent to (1) adopt the Merger Agreement, approve the Merger and approve the transactions contemplated thereby and (2) elect C. William Eccleshare, John Dionne, Lisa Hammitt, Andrew Hobson, Thomas C. King, Joe Marchese, W. Benjamin Moreland, Mary Teresa Rainey and Jinhy Yoon as directors of New CCOH to take office upon completion of the Merger, subject to the completion of the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of March 29, 2019, by and among the Reporting Persons.

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).
Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the Commission on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

Exhibit J:	Restructuring Support Agreement, dated March 16, 2018, by and among iHeartMedia, Inc., the subsidiaries party thereto, and the creditors and equityholders party thereto. (Incorporated by reference to Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K, filed with the Commission on March 16, 2018).

Exhibit K	Settlement Agreement, dated December 16, 2018, by and among Clear Channel Outdoor Holdings, Inc., GAMCO Asset Management Inc., Norfolk County Retirement System, Bain Capital Partners, LLC, Thomas H. Lee Partners, L.P., iHeartMedia, Inc. and certain of its debtor affiliates in the iHeartMedia Chapter 11 cases, and the members of Clear Channel Outdoor Holdings, Inc.’s board of directors.

Exhibit L

Agreement and Plan of Merger, dated March 27, 2019, by and between Clear Channel Holdings, Inc. and Clear Channel Outdoor Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

Exhibit M	Settlement and Separation Agreement dated March 27, 2019, by and between Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2019

Clear Channel Holdings, Inc.
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartCommunications, Inc.
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia Capital I, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia Capital II, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartMedia, Inc.
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

CC Finco, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary

Broader Media, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Senior Vice President, Associate General Counsel and Assistant Secretary